UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Rimage Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

766721 10 4

(CUSIP Number)

December 15, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 766721 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Discovery Group I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable.
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None.

	6.	Shared Voting Power 469,840 Shares

	7.	Sole Dispositive Power None.

	8.	Shared Dispositive Power 469,840 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 469,840 Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable.

11.	Percent of Class Represented by Amount in Row (9) 5.0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 766721 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Daniel J. Donoghue

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable.
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None.

	6.	Shared Voting Power 469,840 Shares

	7.	Sole Dispositive Power None.

	8.	Shared Dispositive Power 469,840 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 469,840 Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 5.0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 766721 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael R. Murphy

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable.
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None.

	6.	Shared Voting Power 469,840 Shares

	7.	Sole Dispositive Power None.

	8.	Shared Dispositive Power 469,840 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 469,840 Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable.

11.	Percent of Class Represented by Amount in Row (9) 5.0%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Rimage Corporation
	(b)	Address of Issuer's Principal Executive Offices 7725 Washington Avenue South, Edina, Minnesota 55439

Item 2.
	(a)	Name of Person Filing Discovery Group I, LLC (“Discovery Group”) Daniel J. Donoghue, a Managing Member of Discovery Group Michael R. Murphy, a Managing Member of Discovery Group
	(b)	Address of Principal Business Office or, if none, Residence Discovery Group, Mr. Donoghue, and Mr. Murphy are all located at: Hyatt Center, 24th Floor, 71 South Wacker Drive, Chicago, Illinois 60606
	(c)	Citizenship Discovery Group is a Delaware limited liability company Mr. Donoghue and Mr. Murphy are U.S. citizens
	(d)	Title of Class of Securities Common Stock, par value $.01 per share
	(e)	CUSIP Number 766721 10 4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 469,840
(b)

Percent of class:

5.0% (based on 9,355,645 shares of Common Stock outstanding as of October 18, 2004, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004)

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote None
(ii) Shared power to vote or to direct the vote 469,840
(iii) Sole power to dispose or to direct the disposition of None
(iv) Shared power to dispose or to direct the disposition of 469,840

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The shares reported herein have been acquired on behalf of discretionary clients of Discovery Group.  Such discretionary clients are entitled to receive all dividends from, and proceeds from the sale of, those shares.  None of those discretionary clients, to the knowledge of Discovery Group, Mr. Donoghue, or Mr. Murphy, has an economic interest in more than 5% of the class.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 23, 2004
Date
DISCOVERY GROUP I, LLC,
/S/ MICHAEL R. MURPHY
Signature
Michael R. Murphy, Managing Member
Name/Title

/S/ DANIEL J. DONOGHUE
Signature
Daniel J. Donoghue
Name/Title

/S/ MICHAEL R. MURPHY
Signature
Michael R. Murphy
Name/Title

Exhibit Index

Exhibit 1	Joint Filing Agreement dated as of December 23, 2004, by and between Discovery Group I, LLC; Daniel J. Donoghue; and Michael R. Murphy.